Filed pursuant to Rule 433

Registration Statement No. 333-266649

May 15, 2023

Puget Sound Energy, Inc.

$400,000,000 5.448% Senior Notes due 2053

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc. (the “Issuer”)

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A2 (stable)/A- (stable)/A (stable)

Trade Date:	May 15, 2023

Settlement Date**:	May 18, 2023 (T+3)

Issue:	5.448% Senior Notes due 2053 (the “Notes”)

Security:	So long as the Notes remain outstanding, the Notes will continue to be secured either by first mortgage bonds issued under our existing electric utility mortgage or by substitute pledged first mortgage bonds to be issued under a new mortgage.

Principal Amount:	$400,000,000

Maturity Date:	June 1, 2053

Benchmark Treasury:	3.625% due February 15, 2053

Treasury Price:	96-02

Treasury Yield:	3.848%

Spread to Benchmark:	T+160 basis points

Reoffer Yield:	5.448%

Issue Price:	99.997% of the principal amount

Coupon:	5.448%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2023

Optional Redemption:

Prior to December 1, 2052 (six months prior to the maturity date of the Notes) (the “Par Call Date”) the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate +25 bps less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at par, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

CUSIP/ISIN:	745332 CL8/ US745332CL85

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Notes against payment for the Notes on or about May 18, 2023, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.